SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNUAL PROFITS UP 25% TO €503m AS
TRAFFIC GROWS 5% TO 76m. DIVIDEND OF €0.34 PROPOSED

Ryanair, Europe's only ultra-low cost airline today (May 21) reported a 25% increase in full year profits to €503m.  Revenue increased 19% to €4,325m as traffic grew 5% and average fares rose 16%.  Unit costs rose by 13% due to a 30% increase in fuel costs and a 6% increase in sector length.  Excluding fuel, sector length adjusted unit costs were flat.

Full Year Results (IFRS) in euro	Mar 31, 2011	Mar 31, 2012	% Change
Passengers	72.1m	75.8m	+ 5%
Revenue	€3,630m	€4,325m	+19%
Profit after Tax (Note 1)	€401m	€503m	+25%
Basic EPS(euro cent) (Note 1)	26.97	34.10	+26%

Announcing these profits Ryanair's, Michael O'Leary, said:

"The highlights of the past financial year include;

•	Profits growth of 25% to €503m.
•	Traffic grew 5% to 76m (despite grounding up to 80 aircraft in winter).
•	25 new aircraft delivered (y/e fleet 294).
•	6 new bases opened.
•	330 new routes launched (y/e total over 1,500 routes).
•	Share buyback of €125m completed in March, (€68m in April).
•	2nd special div. of €0.34 per share proposed subject to AGM approval.

This 25% profit increase to a new record of €503m and 5% traffic growth during a year of higher oil prices, and deep recession in Europe was a commendable result.  Our fuel bill rose over €360m as oil prices increased 16% from $73 to $85pbl.  Excluding fuel, adjusted unit costs were flat during the year due to aggressive cost control, despite a modest company-wide pay increase, higher Eurocontrol fees and increased airport costs. Ancillary revenue outpaced traffic growth, rising by 11% to €886m or 21% of total revenue.

Competition
The combination of rising oil prices and EU wide recession has accelerated the rate of change in the competitive landscape.  A number of EU airlines have closed this year including Malev (Hungary), Spanair (Catalonia), and Cimber Sterling (Denmark).  IAG have announced that Bmi Baby will close later this summer if sale negotiations are unsuccessful.  Ryanair has responded tactically to these developments by opening a new base in Budapest, expanding bases in Spain, Scandinavia and provincial UK to maximise capacity and minimise airfares for local consumers/visitors.  We expect more European failures in 2012, as higher oil prices and recession continues to expose failed airline models as well as subscale or peripheral carriers.

Government Regulation
Despite a rising number of airline failures and record airline losses, many of Europe's governments continue to treat aviation (and airline passengers) as a cash cow to fund their taxation and/or policy failures.  The UK and Germany have increased passenger taxes, which has damaged their traffic, tourism and job creation numbers.  UK APD has caused traffic to decline by 6% since 2007, while the UK Govt's "do nothing" policy about runway capacity in the South East is encouraging traffic and tourism to bypass high cost London airports in favour of expanding airports in Spain, France, and Holland.

Spain's recent budget proposes significant increases in AENA's already high airport charges at Madrid and Barcelona, as well as smaller increases at other regional Spanish airports.  These Govt. imposed airport tax increases are in clear breach of the EU airport charges directive, and will further exacerbate youth unemployment in Spain.  It is extraordinary at a time when the European Union is promoting growth, that individual EU governments wilfully ignore the reality that taxing air travel will damage traffic, tourism and job creation, particularly in the weaker EU regions.

In Ireland, the new Government after one year in office has so far delivered no change or reform in the Dept of Transport's failed policy of protecting the high cost DAA airport monopoly.  Traffic at the three DAA airports has declined 25% from 30M in 2007 to 22M in 2011. At a time when Irish unemployment exceeds 14%, and youth emigration is rising, it's time the new Irish Government adopted a radical reform policy including breaking up the three DAA airports, and selling one or both of the two Dublin airport terminals to raise funds for Government and allow competition deliver lower costs, traffic growth and jobs where the DAA monopoly and its downtown office the Dept. of Transport has demonstrably failed.

We expect the UK Court of Appeal will rule shortly in our "out of time" case, in which we are seeking to block the UK OFT investigating our 6 year old minority (29%) stake in Aer Lingus.  This ruling will not end the issue as whoever loses will probably appeal to the UK Supreme Court.  Given the OFT's recent failure to investigate IAG's 100% acquisition of BMI, or its previous decision to ignore Air France's 25% stake in Alitalia, it is impossible to understand why the OFT wishes to waste time or public funds investigating a 6 year old failed merger between two non-UK airlines when the EU Commission has already ruled that Ryanair could not be required to sell down this minority stake as it does not have either "de facto or de jure" control over Aer Lingus.

EU State Aid
Despite the European Court dismissal of the Commission's 2005 finding of State Aid in the Charleroi case, and the Competition Commission's failure to appeal this decision, it is clear that DG Comp is determined to pursue its misguided vendetta against Ryanair and our regional airports.  DG Comp has now launched 18 separate investigations of (mainly) Ryanair traffic growth agreements at low cost regional airports.  While DG Comp wastes time and money trying to limit the growth of traffic and jobs at these regional airports, it continues to ignore its own failure to require flag carrier airlines, to repay unlawful state aid in cases (incl. Air France, Malev, Spanair, and Alitalia among others) where the EU has ruled that illegal State Aid was received.  As the recent rubberstamping of more flag carrier airline mergers confirm, the EU Commission applies one set of rules for flag carriers but an entirely different set of rules for Ryanair and our low cost regional airports all of whom comply fully with the MEIP/State Aid rules.

High Oil Prices.
High oil prices continue to force competitors to increase fares and fuel surcharges making Ryanair's fares even more attractive to consumers.  Higher oil prices contributed to the closure of Spanair and Malev, and will lead to further closures and rising losses.  Ryanair is 90% hedged for FY13 at $1,011 per tonne (approx. $101 pbl), a 22% increase on last year but significantly lower than current prices. These higher oil prices next winter and the refusal of some monopoly airports (most notably Dublin & Stansted) to lower winter charges makes it more logical to ground up to 80 aircraft rather than suffer losses flying at very low winter yields in FY13.

Balance Sheet.
Ryanair's balance sheet remains one of the strongest in the industry with over €3.5bn in cash despite having returned €1bn to shareholders over the past 5 years via 4 share buybacks and a 2010 special dividend of €0.34 per share.  We have availed of low interest rates to secure almost 70% of our fleet financing all-in at under 3%.  Our long term Capex dollar hedging programme means that our remaining 11 Boeing deliveries in late 2012 will be purchased at €/$ exchange rate of 1.40, and we have also extended our FY 13 fuel hedges at €/$ exchange rate of 1.38.

Outlook.
We expect traffic in FY13 will grow by 5% to just over 79m passengers.  H1 traffic will grow 7% while H2 will grow by 3%.  Our fuel bill will rise by €320m in FY13 with most of this increase skewed into H1, and as a result we expect to report a Q1 profit fall due to these higher prices. We remain concerned about next winter as we have zero yield visibility but expect recession, austerity, currency concerns and lower fares at new and growing bases in Hungary, Poland, Provincial UK, and Spain will make it difficult to repeat this year's record results.   We expect that any increase in fares will only partially offset higher fuel costs, and accordingly we are guiding net profit in FY13 subject to final yield outturn will be lower than FY12 in a range of between €400m to €440m.

Dividend & Share buyback.
In June 2010 we announced our first special dividend of €0.34 per share under which we returned almost €500m to shareholders.  We believe it is opportune to propose a second special dividend of €0.34 per share (approx. €483m) payable in Nov 2012 subject to AGM approval.  If paid, our 2nd special dividend will mean Ryanair has returned €1.53bn in dividends and share buybacks to shareholders over the past 5 years".

ENDS.

For further information       Howard Millar                             Joe Carmody
please contact:                    Ryanair Holdings plc                  Edelman
www.ryanair.com                Tel: 353-1-8121212                  Tel: 353-1-6789333

Note 1: March 2012 excludes an exceptional item of €57.8m, net of tax, relating to a one off release of ticket sales revenue due to a change in accounting estimates arising from enhancements to our revenue accounting systems.  Exceptional items in the year ended 31 March, 2011 amounted to €26.1m (net of tax) from the estimated costs relating to he closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World’s favourite airline and operates more than 1,500 flights per day from 51 bases and 1,500 low fare routes across 28 countries, connecting over 165 destinations. Ryanair operates a fleet of 294 new Boeing 737-800 aircraft with firm orders for a further 11 new aircraft (before taking account of planned disposals), which will be delivered over the next year. Ryanair currently has a team of more than 8,500 people and expects to carry 79 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Preliminary Balance Sheet as at March 31, 2012

		At Mar 31,	At Mar 31,
		2012	2011
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,925.2	4,933.7
Intangible assets		46.8	46.8
Available for sale financial assets	8	149.7	114.0
Derivative financial instruments		3.3	23.9
Total non-current assets		5,125.0	5,118.4

Current assets
Inventories		2.8	2.7
Other assets		64.9	99.4
Current tax		9.3	0.5
Trade receivables		51.5	50.6
Derivative financial instruments		231.9	383.8
Restricted cash		35.1	42.9
Financial assets: cash > 3months		772.2	869.4
Cash and cash equivalents		2,708.3	2,028.3
Total current assets		3,876.0	3,477.6

Total assets		9,001.0	8,596.0

Current liabilities
Trade payables		181.2	150.8
Accrued expenses and other liabilities		1,237.2	1,224.3
Current maturities of debt		368.4	336.7
Derivative financial instruments		26.7	125.4
Total current liabilities		1,813.5	1,837.2

Non-current liabilities
Provisions		103.2	89.6
Derivative financial instruments		53.6	8.3
Deferred tax		319.6	267.7
Other creditors		146.3	126.6
Non-current maturities of debt		3,256.8	3,312.7
Total non-current liabilities		3,879.5	3,804.9

Shareholders' equity
Issued share capital	13	9.3	9.5
Share premium account		666.4	659.3
Capital redemption reserve	13	0.7	0.5
Retained earnings	13	2,400.1	1,967.6
Other reserves		231.5	317.0
Shareholders' equity		3,308.0	2,953.9

Total liabilities and shareholders' equity		9,001.0	8,596.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2012

		Pre Exceptional	Exceptional	IFRS Year	Pre Exceptional	Exceptional	IFRS Year
		Results	Items	Ended	Results	Items	Ended
		Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
		2012	2012	2012	2011	2011	2011
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues	1	3,438.7	65.3	3,504.0	2,827.9	-	2,827.9
Ancillary revenues		886.2	-	886.2	801.6	-	801.6
Total operating revenues - continuing operations		4,324.9	65.3	4,390.2	3,629.5	-	3,629.5
Operating expenses
Staff costs		415.0	-	415.0	371.5	4.6	376.1
Depreciation		309.2	-	309.2	273.0	4.7	277.7
Fuel & oil		1,593.6	-	1,593.6	1,226.7	0.3	1,227.0
Maintenance, materials & repairs		104.0	-	104.0	93.9	-	93.9
Aircraft rentals		90.7	-	90.7	95.2	2.0	97.2
Route charges		460.5	-	460.5	410.5	0.1	410.6
Airport & handling charges		554.0	-	554.0	490.9	0.9	491.8
Marketing, distribution & other		180.0	-	180.0	151.6	3.6	154.6
Icelandic volcanic ash related costs	12	-	-	-	-	12.4	12.4
Total operating expenses		3,707.0	-	3,707.0	3,113.3	28.0	3,141.3
Operating profit - continuing operations		617.9	65.3	683.2	516.2	(28.0)	488.2
Other income/(expenses)
Finance income		44.3	-	44.3	27.2	-	27.2
Finance expense		(109.2)	-	(109.2)	(92.2)	(1.7)	(93.9)
Foreign exchange gain/(loss)		4.3	-	4.3	(0.6)	-	(0.6)
Gain on disposal of property, plant and equipment		10.4	-	10.4	-	-	-
Total other expenses		(50.2)	-	(50.2)	(65.6)	(1.7)	(67.3)
Profit before tax		567.7	65.3	633.0	450.6	(29.7)	420.9
Tax on profit on ordinary activities	4	(65.1)	(7.5)	(72.6)	(49.9)	3.6	(46.3)
Profit for the year - all attributable to equity holders of parent		502.6	57.8	560.4	400.7	(26.1)	374.6
Earnings per ordinary share (in € cent)
Basic	10	34.10		38.03	26.97		25.21
Diluted	10	34.03		37.94	26.89		25.14
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,473.7		1,473.7	1,485.7		1,485.7
Diluted	10	1,477.0		1,477.0	1,490.1		1,490.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended March 31, 2012
	Year	Year
	Ended	Ended
	Mar 31, 2012	Mar 31, 2011
	€M	€M

Profit for the year	560.4	374.6

Other comprehensive income:

Net actuarial (loss)/gain from retirement benefit plans	(6.3)	5.0

Cash flow hedge reserve movements:
Net movement (out of)/into cash flow hedge reserve	(117.5)	197.1

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	35.7	(2.2)
Other comprehensive (loss)/income for the year, net of income tax	(88.1)	199.9

Total comprehensive income for the year - all attributable to equity holders of Parent	472.3	574.5

   Ryanair Holdings plc and Subsidiaries
    Condensed Consolidated Preliminary Statement of Cash Flows for the year ended March 31, 2012

		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2012	2011
		€M	€M
	Operating activities
	Profit before tax	633.0	420.9

	Adjustments to reconcile profit before tax to net cash provided by operating activities
	Depreciation	309.2	277.7
	(Increase) in inventories	(0.1)	(0.2)
	(Increase) in trade receivables	(0.9)	(6.3)
	Decrease/(increase) in other current assets	34.5	(20.9)
	Increase/(decrease) in trade payables	30.4	(3.2)
	Increase in accrued expenses	11.6	135.0
	Increase/(decrease) in other creditors	19.7	(10.0)
	Increase/(decrease) in provisions	6.6	(7.9)
	(Gain) on disposal of property plant and equipment	(10.4)	-
	Decrease in finance expense	1.1	2.3
	Increase in finance income	-	1.6
	Retirement costs	(0.1)	(0.1)
	Share based payments	(0.7)	3.3
	Income tax (paid)	(13.6)	(5.9)
	Net cash provided by operating activities	1,020.3	786.3

	Investing activities
	Capital expenditure (purchase of property, plant and equipment)	(290.4)	(897.2)
	Decrease in restricted cash	7.8	24.9
	Decrease in financial assets: cash > 3months	97.2	398.3
	Net cash used in investing activities	(185.4)	(474.0)

	Financing activities
	Net proceeds from shares issued	7.1	27.4
	Dividend paid	-	(500.0)
	Proceeds from long term borrowings Repayments of long term borrowings	292.3 (329.7)	991.4 (280.7)
Shares purchased under share buyback programme	13	(124.6)	-
	Net cash provided by financing activities	(154.9)	238.1

	Increase in cash and cash equivalents	680.0	550.4
	Cash and cash equivalents at beginning of the year	2,028.3	1,477.9
	Cash and cash equivalents at end of the year	2,708.3	2,028.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the year ended March 31, 2012

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the year	-	-	-	374.6	-	-	-	374.6
Other comprehensive income
Net actuarial gains from retirement benefit plans	-	-	-	5.0	-	-	-	5.0
Net movements into cash flow reserve	-	-	-	-	-	197.1	-	197.1
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(2.2)	(2.2)
Total other comprehensive income	-	-	-	5.0	-	197.1	(2.2)	199.9
Total comprehensive income	-	-	-	379.6	-	197.1	(2.2)	574.5
Transactions. with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	10.7	0.1	27.4	-	-	-	-	27.5
Share-based payments	-	-	-	-	-	-	3.3	3.3
Dividend paid	-	-	-	(500.0)	-	-	-	(500.0)
Transfer of exercised and expired share based awards	-	-	-	4.5	-	-	(4.5)	-
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9
Profit for the year	-	-	-	560.4	-	-	-	560.4
Other comprehensive income
Net actuarial gains from retirement
benefit plan	-	-	-	(6.3)	-	-	-	(6.3)
Net movements into cash flow reserve	-	-	-	-	-	(117.5)	-	(117.5)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	35.7	35.7
Total other comprehensive income	-	-	-	(6.3)	-	(117.5)	35.7	(88.1)
Total comprehensive income	-	-	-	554.1	-	(117.5)	35.7	472.3
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.5	-	7.1	-	-	-	-	7.1
Repurchase of ordinary equity shares	-	-	-	(124.6)	-	-	-	(124.6)
Cancellation of repurchased ordinary shares	(36.5)	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	(0.7)	(0.7)
Transfer of exercised and expired share based awards	-	-	-	3.0	-	-	(3.0)	-
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	139.9	91.6	3,308.0

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.   A reconciliation of the results for the year under IFRS to the pre exceptional results is provided in Note 9.

The exceptional item in the year relates to a one-off release of ticket sales revenue in the year ended March 31, 2012 of €57.8m, net of tax, due to a change in accounting estimates arising from enhancements to our Revenue Accounting Systems. Exceptional items in the year ended March 31, 2011 amounted to a net of tax charge of €26.1m for the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions.

Profit after tax in the year ended March 31, 2012 increased by 25% to €502.6m compared to adjusted profit after tax in the year ended March 31, 2011.  Including exceptional items, the profit after tax for the year increased by 50% from €374.6m to €560.4m.

Summary year ended March 31, 2012

Adjusted profit after tax increased by 25% to €502.6m compared to €400.7m in the year ended March 31, 2011 primarily due to a 16% increase in average fares and strong ancillary revenues, offset by a 30% increase in fuel costs.  Total operating revenues increased by 19% to €4,324.9m as average fares rose by 16%.  Ancillary revenues grew by 11%, faster than the 5% increase in passenger numbers, to €886.2m due to an improved product mix and higher internet related revenues.  Total revenue per passenger, as a result, increased by 13% whilst Load Factor decreased by 1 point to 82% during the year.

Total operating expenses increased by 19% to €3,707.0m, primarily due to an increase in fuel prices, the higher level of activity and operating costs associated with the growth of the airline.  Fuel, which represents 43% of total operating costs compared to 39% in the prior year, increased by 30% to €1,593.6m due to the higher price per gallon paid and an 11% increase in the number of hours flown.  Unit costs excluding fuel increased by 6% and sector length adjusted, they remained flat. Including fuel unit costs rose by 13%.  Operating margin remained flat at 14% whilst operating profit increased by 20% to €617.9m.

Adjusted net margin was up 1 point to 12%, compared to March 31, 2011.

Adjusted basic earnings per share for the year were 34.10 euro cent compared to adjusted basic earnings per share of 26.97 euro cent at March 31, 2011.

Balance sheet
Gross cash increased by €575.0m since March 31, 2011 to €3,515.6m.  The Group generated cash from operating activities of €1,020.3m which funded net capital expenditure of €290.4m, debt repayments and a €124.6m share buy back programme.  Gross debt decreased by €24.2m to €3,625.2m.  Net debt has fallen from €708.8m at March 31, 2011 to €109.6m at the year end.

Detailed Discussion and Analysis for the year ended March 31, 2012

Adjusted profit after tax increased by 25% to €502.6m primarily due to a 16% increase in average fares and strong ancillary revenues offset by higher fuel costs.  Total operating revenues increased by 19% to €4,324.9m primarily due to a 16% increase in average fares, and a 5% increase in passenger numbers.  Fuel, which represents 43% of total operating costs compared to 39% in the prior year, increased by 30% to €1,593.6m due to a higher price per gallon paid and an 11% increase in the number of hours flown.  Unit costs excluding fuel rose by 6%, and sector length adjusted they remained flat.  Including fuel unit costs rose by 13%.  Operating margin, as a result of the above, remained flat at 14%, whilst operating profit increased by 20% to €617.9m.

Total operating revenues increased by 19% to €4,324.9m primarily due to a 16% increase in average fares and a 5% increase in passenger numbers to 75.8m.

Total revenue per passenger increased by 13% primarily due to a 16% increase in average fare per passenger.

Scheduled passenger revenues increased by 22% to €3,438.7m due to a 5% rise in passengers and a 16% increase in average fares.  Load factor decreased by 1 point to 82%.

Ancillary revenues increased by 11% to €886.2m, faster than the 5% increase in passenger volume, due to an improved product mix and higher internet related revenues.

Total operating expenses increased by 19% to €3,707.0m due to the 30% increase in fuel costs and a 6% increase in sector length.

Staff costs increased by 12% to €415.0m due to an 11% increase in hours flown and a companywide pay increase of 2% granted in April 2011.

Depreciation and amortisation increased by 13% to €309.2m due to a combination of the increased level of activity and a higher number of 'owned' aircraft in the fleet  this year (March 31, 2012: 235) compared to the year ended March 31, 2011 (221).

Fuel & oil costs increased by 30% to €1,593.6m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 11% to €104.0m due to the increased level of activity and higher costs arising from the launch of new bases.

Aircraft rental costs fell by 5% to €90.7m, due to lower lease costs on newer aircraft and the handback of 3 aircraft due to the maturity of leases.

Route charges rose by 12% to €460.5m due to the increased number of sectors flown, the longer sector length and higher average rates charged by Eurocontrol.

Airport & handling charges increased by 13% to €554.0m, due to the 5% increase in passenger volumes, higher airport charges at Dublin airport, increased airbridge charges in Spain, and the mix of new routes and bases launched.

Marketing, distribution & other costs increased by 19% to €180.0m, reflecting higher marketing spend per passenger due to increased activity and increased onboard product costs reflecting the higher level of sales.

Operating margin remained flat at 14% due to the reasons outlined above and operating profits have increased by 20% to €617.9m.

Finance income increased by 62% to €44.3m primarily due to improved yields on term deposits.

Finance expense increased by 18% to €109.2m primarily due to higher interest rates in the year compared to the year ended March 31, 2011.

Adjusted net margin was up 1 point to 12%, compared to March 31, 2011.

Balance sheet
Gross cash increased by €575.0m to €3,515.6m and the Group generated cash from operating activities of €1,020.3m which funded net capital expenditure of €290.4m, debt repayments and a €124.6m share buy back programme.  Gross debt decreased by €24.2m to €3,625.2m.  Net debt has fallen from €708.8m at March 31, 2011 to €109.6m at the year end.

Shareholders' equity increased by €354.1m in the year to €3,308.0m due to the net profit after tax of €560.4m and the issue of new shares, associated with the employee share option programme, of €7.1m.  These were offset by the €124.6m share buy back and the impact of IFRS accounting treatment for derivatives and pensions, available for sale financial assets and employee share options.

               Ryanair Holdings plc
           Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.                   Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2012 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated preliminary financial statements ("the preliminary financial statements"), which should be read in conjunction with our 2011 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2011 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2011 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  Statutory financial statements for the year ended March 31, 2011 have been filed with the Companies' Office.  The auditors' report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the preliminary financial statements for the year ended March 31, 2012 on May 18, 2012.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the year ended March 31, 2012, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	Amendments to IFRS 7 "Disclosures - Transfers of Financial Assets" (effective for fiscal periods beginning on or after July 1, 2011).
•	Amendments to IAS 12 "Deferred Tax: Recovery of Underlying Assets" (effective for fiscal periods beginning on or after January 1, 2012).
•	IAS 1 (amendment 2011) "Presentation of items of other comprehensive income" (effective for fiscal periods beginning on or after July 1, 2012).
•	IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).
•	IAS 19 (amendment 2011) "Employee benefits" (effective for fiscal periods beginning on or after January 1, 2013).
•	IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).
•	IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).
•	IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).
•	IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).
•	IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).
•	Amendments to IFRS 7: "Disclosures - Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after 1 January 2013).
•	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32): (Effective for fiscal periods beginning on or after 1 January 2014).
•	IFRS 9 Financial Instruments (IFRS 9 (2010)) -effective from 1 January 2015. (Effective for fiscal periods beginning on or after 1 January 2015).

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.    Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the IFRS income statement in the same way as non exceptional amounts of the same nature.

During 2012, changes in estimates relating to the timing of revenue recognition for unused passenger tickets were made, resulting in increased revenue in the current year of €65.3m (pre tax).  This change reflects more accurate and timely data obtained through system enhancements.

In the prior period we have presented the estimated costs relating to the closure of European airspace due to the Icelandic volcanic ash disruptions as an exceptional item.

2.                  Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.                   Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.                   Income tax expense

The Group's consolidated effective tax rate in respect of operations for the year ended March 31, 2012 was 11.5% (March 31, 2011: 11.0%).  The tax charge for the year ended March 31, 2012 of €72.6m (March 31, 2011: €46.3m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.                   Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The net credit to the income statement in the year of approximately €0.7m comprises a €2.5m reversal of previously recognised share-based compensation expense for awards that did not vest, offset by a charge of €1.8m for the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.                   Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.                   Capital commitments

At March 31, 2012 Ryanair had an operating fleet of 294 (2011: 272) Boeing 737-800 aircraft and had firm orders for an additional 15 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of lease hand-backs) to 305 aircraft by March 31, 2013.

8.                  Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €114.0m at March 31, 2011 to €149.7m at March 31, 2012 is comprised of a gain of €35.7m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from €0.72 per share at March 31, 2011 to €0.94 per share at March 31, 2012.

9.                 Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/ (loss) after tax of the Company for the period. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the costs related to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruption and the one-off revenue adjustment resulting from system enhancements in March 2012 (see reconciliation below).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2012	2011
	€M	€'M
External revenues	4,324.9	3,629.5

Reportable segment profit after income tax	502.6	400.7

	At Mar 31, 2012	At Mar 31, 2011
	€M	€'M
Reportable segment assets (excludes the available for sale financial asset)	8,851.3	8,482.0

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2012	2011
	€M	€M
Total profit for reportable segment	502.6	400.7
Other items of profit or loss
One-off revenue adjustment	65.3	-
Icelandic volcanic ash related expenses	-	(29.7)
Tax	(7.5)	3.6
Consolidated profit after income tax	560.4	374.6

10.       Earnings per share

	Year	Year
	Ended	Ended
	Mar-31	Mar-31
	2012	2011

Basic earnings per ordinary share euro cent	38.03	25.21
Diluted earnings per ordinary share euro cent	37.94	25.14
Weighted average number of ordinary shares (in M's) - basic	1,473.7	1,485.7
Weighted average number of ordinary shares (in M's) - diluted	1,477.0	1,490.1

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 3.3m (2011: 4.4m).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the year amounted to a net €290.4m and is primarily aircraft, offset by the disposal of four engines.

12.     Icelandic volcanic ash related costs

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2012	2011
	€M	€M
Operating expenses	-	15.6
Passenger compensation costs (EU 261)	-	12.4
Finance expense	-	1.7
Total Icelandic volcanic ash related costs (pre-tax)	-	29.7

The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights.  The impact on the Group's operating results totalled €29.7m (pre tax) for the year ended March 31, 2011, comprising €15.6m of operating expenses and €1.7m of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €12.4m pursuant to Regulation (EC) No. 261/2004 ('EU261').  The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

13.     Share buy-back

In August 2011, the Company bought back 27.0m ordinary shares at a cost of €85.1m.  In March 2012, the Company bought back a further 9.5m ordinary shares at a cost of €39.5m.  Overall this is equivalent to approximately 2.5% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 36.5m ordinary shares with a nominal value of €0.2m and the capital redemption reserve increased by a corresponding €0.2m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2012 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.     Post balance sheet events

On March 29, 2012, the Company agreed to buy back 15.0m ordinary shares at a cost of €67.5m.  This is equivalent to 1.0% of the issued share capital of the Company at March 31, 2012.  This trade settled in early April 2012 and the shares were cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 May, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary